# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Agassi Sports Entertainment Corp., CIK 0000930245
CUSIP: 379413107
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1120 N. TOWN CENTER DR #160, LAS VEGAS, Nevada (NV), 89144
Date of event which requires filing of this statement: 05/04/2025
Filed by CIK 0001501681
Persons authorized to receive notices and communications: Shawn Cable, 1120 N. TOWN CENTER DR #160, LAS VEGAS, Nevada (NV), 89144, 702-866-2912

## Reporting persons
- AGASSI VENTURES, LLC (CIK 0001501819): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 2,294,584; sole dispositive power 0; shared dispositive power 2,294,584; aggregate amount beneficially owned 2,294,584 (21.9% of the class)
  Comment: (7), (9) and (11) Includes 705,417 shares of Common Stock issuable upon exercise of the Warrants (defined and discussed below).
  
  (13) Percentage ownership is based on 9,785,056 shares of common stock of the Issuer outstanding as of May 7, 2025, as set forth on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025.
- INVESTMENTS AKA, LLC (CIK 0001501681): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 2,294,584; sole dispositive power 0; shared dispositive power 2,294,584; aggregate amount beneficially owned 2,294,584 (21.9% of the class)
  Comment: (7), (9) and (11) Includes 705,417 shares of Common Stock issuable upon exercise of the Warrants (defined and discussed below).
  
  (13) Percentage ownership is based on 9,785,056 shares of common stock of the Issuer outstanding as of May 7, 2025, as set forth on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025.
- ANDRE AGASSI TRUST (CIK 0001501679): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 2,294,584; sole dispositive power 0; shared dispositive power 2,294,584; aggregate amount beneficially owned 2,294,584 (21.9% of the class)
  Comment: (7), (9) and (11) Includes 705,417 shares of Common Stock issuable upon exercise of the Warrants (defined and discussed below).
  
  (13) Percentage ownership is based on 9,785,056 shares of common stock of the Issuer outstanding as of May 7, 2025, as set forth on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025.
- ANDRE K. AGASSI: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 2,294,584; sole dispositive power 0; shared dispositive power 2,294,584; aggregate amount beneficially owned 2,294,584 (21.9% of the class)
  Comment: (7), (9) and (11) Includes 705,417 shares of Common Stock issuable upon exercise of the Warrants (defined and discussed below).
  
  (13) Percentage ownership is based on 9,785,056 shares of common stock of the Issuer outstanding as of May 7, 2025, as set forth on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Agassi Sports Entertainment Corp.
Address of issuer's principal executive offices: 1120 N. TOWN CENTER DR #160, LAS VEGAS, Nevada (NV), 89144
Comment: This Amendment No. 3 to Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of Agassi Sports Entertainment Corp. (f/k/a Global Acquisition Corporation), a Nevada corporation (the "Issuer" or the "Company"). This Amendment No. 3 (the "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by the Reporting Persons (defined below) on July 12, 2024, as amended on May 6, 2025. This Amendment is being filed solely to report an increase in beneficial ownership of the Reporting Persons due to the expected vesting, on July 3, 2025, of Warrants (as defined below) to purchase 352,709 shares of Common Stock of the Issuer, which vesting date is within sixty days of the date of this Amendment.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by Investments AKA, LLC, Agassi Ventures, LLC, The Andre Agassi Trust and Andre K. Agassi, collectively referred to herein as the "Reporting Persons". Investments AKA, LLC is a Nevada limited liability company which is owned and managed by Agassi Ventures, LLC; Agassi Ventures, LLC, is a Nevada limited liability company which is owned by The Andre Agassi Trust and managed by Andre K. Agassi; The Andre Agassi Trust is a trust created by Andre K. Agassi, who serves as its trustee; and Andre K. Agassi is an individual.

Agassi Ventures, LLC, The Andre Agassi Trust and Andre K. Agassi own directly no shares of Common Stock. The Andre Agassi Trust, which owns all of the interests in Agassi Ventures, LLC, may be deemed to share voting and dispositive power with respect to the 2,294,584 shares held by Investments AKA, LLC. Andre K. Agassi, who is the manager of Agassi Ventures, LLC, may be deemed to share voting and dispositive power with respect to the 2,294,584 shares of Common Stock held by AKA Investments, LLC.
Residence or business address: The address of each of the Reporting Persons is 1120 N. Town Center Drive, Suite 160, Las Vegas, NV 89144.
Present principal occupation or employment: The principal occupation of Andre K. Agassi, a retired professional tennis player, is Chairman of the Andre Agassi Foundation for Education and Chairman of Agassi Graf Holdings, LLC. The principal business of Agassi Ventures, LLC and Investments AKA, LLC is to hold and manage investments for entities related to Mr. Agassi. The Andre Agassi Trust is a revocable trust of which Mr. Agassi serves as sole trustee.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Investments AKA and Agassi Ventures, LLC are Nevada limited liability companies. The Andre Agassi Trust is a trust created under the laws of the State of Nevada of which Andre K. Agassi is sole trustee. Mr. Agassi is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On July 3, 2024, the Issuer issued to Investments AKA, LLC ("AKA") warrants to purchase 705,417 shares of Issuer's Common Stock at an exercise price equal to $0.397 (the "Warrants"). A total of 352,708 of the Warrants were exercisable immediately and a total of 352,709 of the Warrants are exercisable on July 3, 2025. The issuance of warrants by Issuer to AKA was done in connection with services provided, and to be provided, by Andre K. Agassi, either individually or through AKA (or a related entity). There was no cash involved with the acquisition of the warrants.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities pursuant to the transactions described in Item 3 above. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase or acquire additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions (including gifts) or otherwise.

Except as may occur in the ordinary course of business of the Issuer, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described: (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above.

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities beneficially owned by each Reporting Person are set forth on rows 11 and 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.
Transactions in the class effected during the past sixty days: See Item 3, above. None of the Reporting Persons have sold or disposed of any shares of Common Stock during the last sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the securities beneficially owned by the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: A. Warrant to Purchase Common Stock issued to Investments AKA, LLC by Agassi Sports Entertainment Corp. (f/k/a Global Acquisitions Corporation) effective July 3, 2024 https://www.sec.gov/Archives/edgar/data/930245/000147237524000058/sched13da.htm (filed as Exhibit 10.1 to the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on July 12, 2024).

## Signatures
- AGASSI VENTURES, LLC: /s/ Andre K. Agassi, Andre K. Agassi (05/21/2025)
- INVESTMENTS AKA, LLC: /s/ Andre K. Agassi, Andre K. Agassi (05/21/2025)
- ANDRE AGASSI TRUST: /s/ Andre K. Agassi, Andre K. Agassi (05/21/2025)
- ANDRE K. AGASSI: /s/ Andre K. Agassi, Andre K. Agassi (05/21/2025)